News Release

ZURICH®

Annual General Meeting of Zurich Financial Services approves dividend of CHF 15 and elects two new board members

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/
SWX Europe: ZURN
Valor: 001107539

Media Relations
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Zurich, April 3, 2008 – The Annual General Meeting of Zurich Financial Services today approved a gross dividend of CHF 15 per registered share representing a 36 percent increase over the 2007 CHF 11 total gross dividend. The net dividend of CHF 9.75 per share will be paid from April 8, 2008 on to those shareholders who will hold Zurich Financial Services shares on April 7, 2008.

The Annual General Meeting elected Susan Bies and Victor L.L. Chu new members of the Board of Directors, each for a two-year term. In addition, Messrs Manfred Gentz, Fred Kindle and Tom de Swaan were re-elected members of the Board of Directors for a three-year term each.

The Board of Directors now consists of the following members:

- Manfred Gentz, Chairman
- Philippe O. Pidoux, Vice Chairman
- Susan Bies
- Victor L.L. Chu
- Tom de Swaan
- Thomas K. Escher
- Fred Kindle
- Armin Meyer
- Don Nicolaisen
- Vernon L. Sankey
- Rolf Watter

PricewaterhouseCoopers AG, Zurich, was elected as auditors for the business year 2008. Furthermore, OBT AG, Zurich, was re-elected as special auditors for a three-year term of office. The Annual General Meeting also approved all

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other agenda items. 1,582 shareholders (incl. proxies), representing 31,738,755 registered shares or 46.4 percent of the shares entitling to vote, attended the meeting in Zurich.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 60,000 people serving customers in more than 170 countries.

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